[LATHAM & WATKINS LLP LETTERHEAD]

September 24, 2012

VIA EDGAR and FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:	Barbara C. Jacobs, Assistant Director
Katherine Wray, Attorney-Advisor

Re:	Demand Media, Inc.
Registration Statement on Form S-3
(Registration No. 333-183554)
Ladies and Gentlemen:
On behalf of Demand Media, Inc. (the “Company” or “Demand Media”), we are filing Amendment No. 1 (“Amendment No. 1”) to the Company's above-referenced Registration Statement on Form S-3, which was initially filed with the Securities and Exchange Commission (the “Commission”) on August 24, 2012 (as amended, the “Registration Statement”). For your convenience, we have enclosed a courtesy package which includes four copies of Amendment No. 1, two of which have been marked to show changes from the initial filing of the Registration Statement.
The Registration Statement has been revised to reflect the Company's response to the comment received by electronic mail on September 12, 2012 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below the comment of your letter and the Company's response thereto.
General

1.
We note that your shelf registration statement seeks to register the resale offering by selling shareholders of an unspecified number of shares of your common stock, as well as the primary offering by the company of unspecified amounts of the securities listed in the fee table. Securities that are registered on Form S-3 pursuant to General Instruction II.D. of Form S-3 must be offered pursuant to General Instruction I.B.I. or I.B.2. of Form S-3, which relate only to primary offerings by issuers. Please also refer to footnote 525 to SEC Release No. 33-8591. Note, however, that a resale offering may be included in the pending registration statement, provided that the number of shares being offered, the offering price, and the fee payable with respect to the resale offering are separately allocated in the fee table. Please revise accordingly.

Response:    In response to the Staff's comment, the Company has revised the fee table of the Registration Statement to separately provide the aggregate number of shares of common stock being registered for resale by selling stockholders, the proposed maximum offering price per share of such shares, the proposed maximum aggregate offering price of such shares and the registration fee attributable to such shares. In addition, the Company has conformed the disclosure elsewhere in the document where appropriate.

*****

We hope that this response and the revisions in Amendment No. 1 are helpful in concluding your review of the Registration Statement. Please do not hesitate to contact me by telephone at (213) 891-8746, by fax at (213) 891-8763 or by email at alex.voxman@lw.com with any questions or comments regarding this correspondence.
Very truly yours,

/s/ W. Alex Voxman

W. Alex Voxman
of LATHAM & WATKINS LLP

Enclosures

cc:	Richard M. Rosenblatt, Demand Media, Inc.
Matthew P. Polesetsky, Esq., Demand Media, Inc.
Daniel J. Weinrot, Esq., Demand Media, Inc.
Robert A. Koenig, Esq., Latham & Watkins LLP
Lewis W. Kneib, Esq., Latham & Watkins LLP